Exhibit 99.6

Earnings Call 1

 EARNINGS CALL 1

Q3-FY 2017 RESULTS

January 13, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Mohit Joshi

President & Head - Financial Services; Head – Infosys Brazil and Mexico

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

Ravi Kumar S.

President & Chief Delivery Officer; Deputy COO

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head - Infosys Consulting; Head of Europe

investors

Ravi Menon

Elara Capital

Anantha Narayan

Credit Suisse

Surendra Goyal

Citi Group

Viju George

JP Morgan

Ashish Chopra

Motilal Oswal Securities

Ashwin Mehta

Nomura Securities

Sandeep Shah

CIMB

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earning Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks Karuna. Hello! Everyone. Let me start by wishing everyone a very happy new year. Welcome to this call to discuss Infosys Q3FY17 Earnings Release. This is Sandeep from the Investor Relations Team in Bangalore. Joining us today on this call is CEO and M.D. – Vishal Sikka; COO – Pravin Rao; CFO – M.D. Ranganath, along with other members of the senior management team.

We will start the call with some remarks on the performance of the company by Dr. Sikka and Ranganath. Subsequently, we will open up the call for questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov

I now like to pass it on to Dr Sikka.

Vishal Sikka

Thanks, Sandeep. Hi, Everyone. Welcome to our Earnings Call and a Very Happy New Year.

You will all recall that in October, we had mentioned that in addition to the seasonal headwinds of Q3 on account of furloughs and lower working days, we would also see additional headwinds on account of RBS ramp down impacting the Q3 revenue growth. RBS impacted Q3 revenues by little over 1%. After taking into account the above, our Q3 revenue performance was broadly in line with our expectations. Q3 revenues declined by 0.3% in constant currency terms and 1.4% in reported US dollar terms. In terms of the first nine months of the fiscal year over the first nine months of the previous fiscal year, our revenues have grown by 9.4% in constant currency and 8.3% in US dollar terms. We also marked the significant achievement of crossing $10 bn in revenues on the last 12-months basis. I want to thank all the Infoscions present and past, from our founders and Board members, everyone who has contributed to achieving the significant milestone.

The net employee additions of 5,719 in the first nine months of fiscal ’17 compared to 17,196 in the first nine months of fiscal ’16 which is a significant reduction. We continue our relentless focus on introducing automation across our projects in the backdrop of pricing pressure in traditional services and we expect this to reflect in our future hiring.

On the margin front, we have made progress by focusing on operational efficiency. The first nine months’ margins are at 24.7%, which is in the upper half of the 24-25% margin band that we had given for the year. While some operating metrics are lower in Q3 compared to Q2, this should be seen in light of the RBS ramp-down which impacted these beyond the normal Q3 seasonality. Ranga will provide more color on the operational efficiency parameters and margins.

We continue to focus sharply on strong execution of our strategy in terms of large deal wins, top client growth, new services momentum, automation, operational efficiencies and talent engagement. We had 8 large deal wins in Q3 with a TCV of $664 mn. This comprise of $436 mn of new committed value deals and $228 mn of framework deals.

Our talent retention both at senior level and overall organizational level has been healthy. Attrition in Q3 came down to 14.9% compared to 15.7% in Q2. Among high performers, we continue to see attrition at consistently lower levels and I believe that this is due to our ongoing investments including our employee equity program, differential rewards for high performers, talent engagement program such as Zero Distance and giving high performers challenging opportunities to grow into new roles. We will continue to invest in high performers as the future leaders of our company.

We have a strong, committed and stable senior management team. In any large scale and challenging transformation such as the one that we are undergoing, we have to bring in new external talent, promote top talent from within. I am very happy to report that we have promoted Ravi to be the Deputy CEO to help Pravin and me, bring more scale to our operations as we reach extremely large scales now, crossing $10 bn in revenue and also overall bring diversity to the experience and points of view that will help us drive our success.

Coming to our Business Outlook for fiscal ’17, based on our year-to-date performance and our current assessment, we have revised our constant currency guidance from 8-9% to 8.4% to 8.8% for fiscal 17. Over the next three months, we will focus on strengthening our foundation for fiscal 18.

On the external front, we are seeing a changing political landscape in the US as the new administration takes office. While we are closely watching the developments as they unfold, in the absence of visibility on the outcome and the timelines involve.d in any visa reform, it is difficult to assess the impact of such possible developments on our business.

Let me share some details on the execution of our ‘Renew-New’ strategy powered by our culture of learning. On revenue per employee, if we exclude RBS, we can see that RPE is improving despite significant factor including ongoing increasing pricing pressures. I believe this points to the benefits of automation and our efforts in Zero Distance kicking in, as well as evidence of our efforts to move towards higher value work. In addition, we see the evidence of this coming through clearly in our client survey results at the highest since we started the survey 12-years ago,. For me personally, when I meet clients, I see a significant change from 2-years ago. In every conversation, Digital Transformation and AI is at the forefront and the software-led change becoming more agile in their businesses, driving continuous as well as break-through innovation are all high priorities for our clients in every industry. What we see in the survey results is that clients now use Infosys as a strategic partner in their journey to help them realize their potential. We are seeing the starkest improvement at the CXO level, a 22-point increase in customer experience at the CXO level in the last 2-years and again higher CXO satisfaction ever which are both very encouraging sign.

In Renew, in Q3 we continue to make progress on our strategy to renew our services and to help our clients renew their core business.

Zero Distance, our program to drive grass-roots innovation in every project which began nearly 2-years ago, continues to thrive and evolve. More than 95% of the projects are now covered by Zero Distance resulting in new projects and revenue. Key Zero Distance clients and examples include LexisNexis, Arizona Public Services and ABN AMRO who have seen significant benefit from grass-roots innovation in Zero Distance. Going forward, our focus will be on collaboration and learning across Zero Distance themes, looking for bigger problems to solve, break through opportunities that can have a significant impact for the clients, opportunities that we can imagine based on learning from others.

In our Mainframe Modernization Services, we are seeing continued demand across verticals and are already working with 25 of the top-50 Infosys clients. Clients see clear value in moving their Mainframe workload to the Cloud, saving as much as 35% of the run cost through Infosys Services and our partnership with AWS and Microsoft on their Azure platform. For example, we recently did initial testing for DBS Bank to show how offloading large components of batch processing to the AWS Cloud, would help them achieve processing speeds of more than 100x faster than traditional database technology. They believe this could revolutionize the way they run their core banking systems. In our traditional Cloud-based services, we have seen healthy growth led by a strong R&D focus enabling us to bring new solutions to the market. In Data and Analytics, we have had IP-led wins and 16 new clients across our two-big batch in data modernization and data landscape modernization. We have created a SWOT team of leading digital strategists across the globe who are now creating advanced offerings such as ‘Digital Factory’ which in a short period of time has scaled up to a pipeline of more than $150 mn.

API Microservices has seen significant traction in growth in Q3 aided by a launch of IP-led offerings such as the Microservices platform integration work in the API operations management. Internally, we are leveraging our own automation solutions to drive greater efficiency into all our service lines. In Q3, Ravi estimated that we save 2,650 FTEs worth of effort primarily in application maintenance, package systems maintenance, BPO and infrastructure management.

Zero Bench, our program to engage employees in value creation while they are between projects, has created more than 31,800 work packages with more than 15,000 work packages already completed through the end of Q3. Work packets include creating POCs that help win deals, showcasing Mana examples and value delivered to clients, making this very tangible for clients and helping them to leverage and build up our internal knowledge base in testing as well as in other areas. In addition, we are actively piloting an online marketplace initially leveraging our bench resources to perform jobs for our clients worldwide.

In new areas, Q3 was a very healthy quarter for us in all the new software capabilities and we saw tremendous client adoption and excitement around Mana, Skava, Panaya and Edge. All four business lines at their greatest quarter ever. On Mana, we saw client adoption more than double compared to the previous quarter, also as we did in the previous quarter. What is particularly encouraging is that in Q3, Mana was adopted as much for automating IT Services work as it works for solving broader business problems such as reducing concept to shelf time for apparel companies or driving fraud and risk management for banks, operational compliance and labor contract compliance for industrial companies and railroads and so forth. Key new Mana clients include AMD and Kraft Heinz.

On Skava, we saw a strong Black Friday on retail eCommerce sites where volumes were up more than 30%. We also saw great interest in conversion from CPG companies for their direct-to-consumer strategies, interest from financial services on loyalty management, from telecom companies to broaden their client engagement and from utilities companies as well. Kraft Heinz for example has selected Skava to power their eCommerce. Skava is emerging as a comprehensive digital experience and commerce platform for the future around which our digital services can evolve.

The EdgeVerve business delivered solid results with 18 wins and 21 go-lives from both Finacle and Edge suite of solutions across the various markets. AssistEdge, our leading platform in the so-called robotic process automation space, had its best quarter ever. A key highlight for EdgeVerve this quarter was the launch of a pilot block chain network for international remittances and trade finance by the Emirates NBD in the UAE and ICICI Bank, both powered by the EdgeVerve block chain framework.

In Q3, Panaya had its best quarter ever both in terms of bookings and revenue. Overall, the new software lines of business grew 33% faster than the company as we expect software to continue to amplify the work of our team.

In Design Thinking, we continue to work with clients in their key strategic areas. For example, we had a rewarding Design Thinking engagement with Fudan University School of Management in Shanghai in which we help them to deeply reimagine the learning experience and design their new digital campus of the future.

In Culture, learning continues to be our main focus. We have now trained more than 125,000 employees in Design Thinking -- unprecedented in any industry and a key part of our strategy to empower every Infoscion to be an innovator. To rapidly upskill in key in-demand areas, we are accelerating our training efforts around DevOps and Agile with 50% of our project managers and more than 7,200 overall Infoscions now trained on these capabilities.

Finally, we continue to focus on expanding the core competence of every new trainee, with every fresher now required to train in a minimum of three programming languages. More than 10,500 people have been trained in this core program and have moved to delivery.

To nurture future talent and high performers, we continue to invest, as I mentioned in the beginning in our employee. Our Employee Equity Program, Zero Distance and our new Apprenticeship Program, the Stanford Executive Education Program, now with 130 of our leaders as a part of this program, the leadership blue print, etc., are all critical to this and we will continue these efforts.

Looking beyond business, in India, the Infosys Foundation has invested in several impactful programs across a wide spectrum of areas including Rehabilitation, Arts & Culture, Education and Rural Development. Some of the key initiatives of the quarter include the curation of the Infosys Foundation Anupu Festival, Sponsorship of a Kitchen in Hyderabad in partnership with Akshaya Patra Foundation, an endowment to Sahapedia, an NGO for the development of an online interactive web module on arts, culture and the history of India. Development of a Sustainable Village in Madhya Pradesh through Shivganga from Gram Vikas Parishad, along with other investment that will benefit Patients, Children and Youth from Underprivileged backgrounds.

The Infosys Foundation in the USA celebrated Computer Science Education Week, announcing multiple grants to enable underrepresented students across nine states to explore Computer Science and Coding. The Foundation also renewed its partnership with Code.org one of the most active CS Education Advocacy organizations worldwide. The Foundation honored Ten Computer Science Teachers with Awards of Excellence in Partnership with ACM and CSTA and also launched the new 2017 cycle of the Infy Maker Awards in the US which recognize dozens of makers working on projects with deep social impact. Longer-term as of September 30, 2016, the Foundation has had a significant impact on Computer Science Education by enabling more than 134,000 Students in close to 2,500 Schools across all 50 United States to gain access to Computer Science and Maker Education. This was made possible by supporting 2,500 teachers with critical resources such as Computer Science Teacher Training, New Class Room Technology and Teaching Aids on makers basis. Additional 179 Coding Workshops, Hackathons and Coding Clubs held during or after school were also supported by the Foundation and we have continued to build on all of these in Q3.

In closing, we continue to see many promising signs that we are executing along our strategy and indeed our longer-term path to thrive in these times of Artificial Intelligence, to not become displaced by automation, but indeed become a company of innovators where the AIs of our creation solve the great business problems that we find. Our results and the voice of our clients provide the proof points around this and we will continue to build on this.

Now, I will hand it over to Ranga to provide more details on our financial performance.

M.D.Ranganath

Thank you, Vishal. Hello, everyone. Let me start by saying that in Q3, we continue to focus on improving the operational efficiency of business and maintaining healthy cash generation. As you know, Q3 is a seasonally soft quarter due to furloughs and lower working days. In addition, as we had stated earlier in October, this time we had additional headwinds on account of RBS ramp down.

In rupee terms, our revenues in Q3 were Rs.17,273 crores, this is a growth of 8.6% when compared to Q3 fiscal ’16. On a sequential basis, our revenues were down by 0.2%. In dollar terms, on a year-on-year basis when compared to Q3 of fiscal ’16, revenues have grown 6% and 7.3% in constant currency terms. Sequentially, our revenues in dollar terms were down by 1.4% on reported basis and 0.3% on constant currency basis. Impact on revenues on account of RBS was little over 1% in Q3 in reported terms.

If you look at the first nine months of this fiscal over the first nine months of last fiscal, revenues have grown by 11.9% in rupee terms, 8.3% in dollar terms and 9.4% in constant currency terms. Volumes grew by 0.2% during the quarter. On a quarter-on-quarter basis, onsite volume increased by 0.6% and offshore volume increased by 0.1%. The ramp-down in RBS impacted volume growth by over 2% during the quarter. Realization of the quarter declined by 2.2% on reported basis and 1.1% on constant currency basis compared to Q2’17. As you know, there will be quarter-to-quarter fluctuations. Hence a more appropriate indicator will be 9-months of FY17 over 9-months of FY16. On this measure, the realization declined by 2.8% in reported and 1.8% in constant currency terms.

As Vishal mentioned earlier, this quarter’s operating parameters should be seen in the light of the RBS ramp down as they have impacted beyond the normal Q3 seasonality. Our utilization excluding trainees was 81.9%, similarly the utilization including trainees went up to 77.8%. Utilization excluding trainees has been consistently above 80% over the last seven quarters on account of the optimization measures we have undertaken in talent planning and talent supply chain. Onsite mix stands at 29.8% during the quarter.

On a 9-month basis, utilization excluding trainees improved to 81.6% compared to 80.7% for the same period last year. Onsite mix was at 29.8% for 9-months as compared to 29.3% for 9-months last year. Subcon expenses were 5.6% of revenues in Q3 as compared to 6.3% in Q3 of last year. DSO for the quarter was 69-days compared to 64-days in Q2 of ’17. This was primarily due to unbilled revenues which declined by $ 82 mn during the quarter.

Our operating margin for the quarter was 25.1%, an increase of 20 basis points sequentially. During the quarter, rupee appreciated by 1.2% against US dollar which helped us on operating margins by 30 basis points. This was offset by 30 basis points decline due to cross-currency impact that happened during the quarter. Our salary cost declined during the quarter by 130 basis points due to savings on account of lower leave cost primarily on account of higher leave utilization due to the holiday season and lower variable pay. Lower leave cost was also on account of leave lapsing in certain onsite countries and increased interest rates. This was offset by the decrease in realization which was impacted margins by 30 basis points. Increase in CSR contribution during the quarter impacted margins by additional 40 basis points and increase in third-party software and other costs of 40 basis points, leading to an overall 20 basis points improvement in operating margin.

Our emphasis on healthy operating cash flow generation continued in this quarter; we generated operating cash flow of Rs.3,701 crores in Q3 as compared to Rs.3,126 crores last year same quarter. Operating cash flow as a percentage of net profit was 100% this quarter which reflect healthy cash generation. Our cash and cash equivalents as of 31st December was Rs.35,697 crores compared to Rs.35,640 crores last quarter. During the quarter, we paid interim dividend and DDT of Rs.3,029 crores.

We added 9,120 gross employees during the quarter while the employee count declined by 66. As Vishal said, our net employee addition in the first nine months this year is 5,719 employees which is significantly lower than 17,196 in the first nine months of the last year. The quarterly annualized attrition on a standalone basis has decreased by 80 basis points to 14.9%. At the group level, annualized attrition was 18.4% as against 20% last quarter.

Q3 saw volatility in cross-currency especially due to changes in political landscape in the US, increase in interest rates in the US, and expectation of further upward rate revision. We manage to navigate the volatility effectively during the quarter. On a period end basis, USD appreciated by 5.3% against British Pound, 5.6% against Euro and 5.2% against Australian Dollar. Our hedge position as of December 31st were $1215 mn. We expect near-term volatility in cross-currency and rupee and we continue to manage the same through appropriate hedges.

Yield on cash balances was 7.7% in Q3 compared to 7.8% in Q2 of this year. We expect yields for FY17 to be approximately 7.5% as compared to 8.6% in last fiscal due to continuing reduction in interest rates in India in the backdrop of demonetization in November ’16. The effective tax rate for the quarter was 28.1%, full year effective tax rate projection is expected to be around 29%. Our net margins during the quarter were 21.5% compared to 20.8% in Q2. Our EPS for the quarter was Rs.16.22; EPS grew 7% on year-on-year basis and by 2.8% on sequential basis. EPS for nine-months grew 8.6% in rupee terms and 5.1% in dollar terms.

Coming to margin expectations, we will continue to optimize the operational efficiency levers that we have been mentioning on an ongoing basis. In October, we had indicated that the margin guidance for FY17 to be in the range of 24-25% for the year. For the first nine months of fiscal ’17, our operating margins were 24.7% compared to 24.8% in the first nine months of last fiscal. Given the progress that we have made so far in the year, we have kept the margin band unchanged at 24-25% for fiscal ’17.

With that, we will open the floor for Questions.

Moderator

Thank you very much, sir. Ladies and gentlemen, we will now begin the Question-and-Answer Session. The first question is from the line of Ravi Menon from Elara Capital. Please go ahead.

Ravi Menon

I have two questions: One is on the decline in the top client and top 5 clients. Is this primarily due to currency or is there something else if you could give some color about it, that would be great.

Vishal Sikka

The top clients decline is largely because of RBS Ravi, and obviously in Q3 we used to have seasonal impact from furloughs and lower working days but generally there is nothing significant to that.

Ravi Menon

Secondly, Ranga, you mentioned something about how the cost of employees been managed a little bit this quarter also because of leaves taken, if you could clarify how that affected, not sure how the cost recognition norms work for that?

M.D.Ranganath

Yes. As I said the variable pay was also lower this quarter because variable pay typically is linked to the revenue growth. That plus the leaves put together is 130 basis points, so variable pay plus lower leave cost. So typically if you see in Q3 people take leaves, during the furlough season so that is one aspect. The second one is, in the certain countries, onsite countries the leave lapses, that is the second reason. That is the phenomenon in the quarter, in December 31st quarter. Also the increase in interest rates, that is to a smaller degree. The increase in interest rates which has gone up in the US changes how we value our leave liabilities, but that is a smaller part. But the larger one is variable pay and leave lapsing in certain onsite countries and higher leave utilization in holiday season.

Moderator

Thank you. The next question is from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

Thank you and Happy New Year to the management team and congratulations on a fairly solid quarter. I had a couple of questions. The first one was on the visa regime and Vishal as you mentioned in the opening comments that it is difficult to predict at this point of time. But if you would take a shot at what could be your worst-case scenario in terms of any administrative action taken in the US, what would it be? And secondly, is it possible to quantify any mitigating steps that you might have taken over the last 18-24 months?

Vishal Sikka

Hi Anantha, Happy New Year to you too man. No it is not, we cannot quantify that. There are lots of different scenarios and so forth. The simple mitigation is local hiring and as you know I have been emphasizing that. Since I started my journey, myself being a senior local hire in this company in the US. So local hiring is a very good thing, especially in innovative areas, bringing contextual innovation to our clients, not only in the US but also in Australia. In Singapore recently for example we saw the 50-50 role go into effect and in Europe and other geographies. Our endeavor is to get strong local hiring augmented with the best of global talent around and not so much deliver value based on cost, but deliver value based on innovation that the people bring and also use that as a mechanism for our hiring strategy. If you look at our hiring commentary and employment commentary that also reflects the same principle. My own sense is that the administration is going to be a business friendly, innovation friendly and more entrepreneurial-oriented administration given the background and the career of the President-Elect himself. I think that therefore if we can continue our strong focus on innovation, on delivering value in strategic area for our clients, software led innovation, I think this is going to be fine.

Anantha Narayan

Okay and my second and final question Vishal was, if you can take one more shot at the previous question on the top clients’ performance. It seems to be something going on there because if you would have just break the performance based on the reported metrics into the top clients, client numbers 4-5 and 6-10, there seems to be some significant declines across all these three. So is there some structural sort of trend happening with these clients given that they are so large in size now or we are reading too much into this?

Vishal Sikka

No Anantha, I think that there is a sort of a yo-yo effect on all of these things. If you remember a year ago, we had put in a strong focus on top 25 client growth and so forth and then we suddenly see that the non-top 25 started to decline and that is not a good thing. We have been focusing on a broad-based Zero Distance innovation and so forth across the entire client base and some seasonal things happened and so forth and so you see that. In our top 25 and in our top 10, there are several manufacturing companies which had a huge furlough and less working day related impact. There is of course RBS and couple of other banking clients. There were some seasonal related things. So there is not anything particularly to read in there. I will ask Mohit to see if he wants to add anything to this.

M.D.Ranganath

Sure, thanks Vishal. So to Anantha, just to add on to that point as Vishal rightly mentioned, there are two factors. Now, one is of course the RBS thing which certainly was part of the top 10 as well as the furloughs that we typically see in Q3. So I think if we look at this, then we have a growth actually. Another data point I would like to kind of mention is, if you look at the top 25 accounts to kind of normalize for the RBS on a year on basis in constant currency, they have grown 8%. So that is something which I just wanted to mention as an additional input.

Mohit Joshi

Yes. This is Mohit here. So I just wanted to make two points. One is as Vishal has mentioned, given the fact that you are looking at a fairly small pool of say 10 clients, any volatility in a single client really gets very amplified when we look at the numbers on a quarterly perspective. But if you look at the overall perspective, the long-term perspective, we are very focused on our top 10 and top 25 clients and we are very comfortable that their growth will be at par or higher than the Infosys average, that is the first point. The second thing is, we are structurally and institutionally doing things to promote this growth. We have internally with the senior leaders in the company identified about 15 odd accounts that we think will grow to (+$100) mn and there is a very structured intervention that is going on in terms of people, in terms of process, in terms of technology intervention to take these accounts to the next level. So we are comfortable with where we are and we have a plan to get a lot sharper at this.

M.D.Ranganath

Yes Anantha, so one more point. As Mohit was saying, one of the key elements that our focus is on the $100 mn clients. So I think last year same quarter, an increase of 5 more currently it is at 18. I think there are seasonalities, so I think if there is a concern that it is a broader top account growth decline, no, these are that these two principle factors that we mentioned.

Moderator

Thank you. The next question is from the line of Surendra Goyal from Citi Group. Please go ahead.

Surendra Goyal

Good afternoon everyone. My first question is for Dr. Sikka. With people awaiting clarity on the new US administration policies and the anti-outsourcing rhetoric, do you see any risk of delays in budgeting or spending as we go into calendar 17?

Vishal Sikka

Surendra, I do not see the risk of budgeting and so forth. Obviously, some of our clients have reached out to us to see if we see any things that they need to consider or things of this nature. But as I said in general, first of all on the visa policy and so forth, we do expect that there will be changes. But it is too early to tell. So as we understand it better, we will obviously share that with you. However on a longer term basis, I think a strong focus on local hiring, local contributions to the economy is something that is going to be necessary and most importantly a focus on innovation with value to the client in a new techno friendly regime. So I think that from that point in long-term all our focus in this direction.

Surendra Goyal

Sir just to clarify, clients are not holding back because of these uncertainties, right?

Vishal Sikka

No, not so far.

Surendra Goyal

Ranga, just a small clarification here. This RBS ramp down, was there any one-off impact on margins, one-time payments, severance or anything of that kind?

M.D.Ranganath

No, not at all. If you are referring to termination charges etc., no, we did not have any termination charges on account of RBS. There were no such charges.

Mohit Joshi

And to add to what Vishal was saying on the Banking and Financial Services side, I think this quarter had shown the resilience that despite a fairly significant ramp down, the overall performance of the unit was still quite robust. Post RBS drop, we managed to defend our revenue quite well. I think from a FY’18 and from a Q4 perspective, the pipeline is looking good from a US perspective because the question is specifically about Trump, the increase in interest rates and what you are seeing happening to the stock prices of most of our US clients means that there is more optimism in terms of spend. While there is still a focus on cost reduction, a lot of this saving from cost reduction are being ploughed back into transformational programs and so that picture does look good.

Moderator

Thank you. Next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

Good afternoon. Happy New Year to the management team. Thank you for giving me an opportunity. I just wanted to sort of echo what Anantha had observed earlier and I am not totally satisfied with explanation in terms of your impact on top clients. Your top client has declined $13 mn in Q-o-Q, top 2 to 5 have declined another $13mn, top 6 to 10 have declined $25 mn Q-o-Q. So, it seems to me that it is more than just sporadically hitting 1 or 2 clients because of the RBS impact and the seasonality that you see it, anything going on that we should be worried about there?

M.D.Ranganath

Hi Viju, this is Ranga here. So, coming to the top client that you have mentioned, growth impact is primarily an account of furlough, we know that specific case very well. It happens in this particular quarter every year. So, that is one and the second one is RBS. The other point I was mentioning was on the top 25 growth. If you adjust for RBS, then in constant currency terms year-on-year growth has been 8%. So, while we do see that these couple of furloughs and seasonalities and RBS has kind of accentuated, we are not really saying that we have had the best top account growth ever in this quarter and things like that, I think that still continues to be our focus and whether these are all for across the board or is it the couple of clients, is it really broadly changing the other profile is the one that we were trying to address. So it is not to say that we are happy with the top account growth at each level.

Viju George

And this question is for Vishal may be. As you look out to 2017, I just want to get your sense of how your org design will look like, I mean when you look at go-to-market, is there any way you looking to reconfigure the organization from a delivery or go-to-market perspective because the perception at least is that Infosys seems to be heavily centralized in the hands of a few, it may be just perception. But are any thoughts on how you deal with org design changes going into the New Year?

Vishal Sikka

Viju, good to hear your voice. Happy New Year. Viju on the earlier question, I want to mention one more thing to add to what Ranga said. Even with the declines in many of these top accounts that you have mentioned, our share of the market within the account is actually increasing. So that is also something that we are happy about. So the rest of it is because of the seasonality and the one-time things that Ranga talked about. We continue to have very strong relationships with our top clients.

With regard to the outlook as we get into 2017 and beyond, I think that generally the entire world around us is going through this huge transformation because of technology, because of digital, and because of AI. Therefore, our focus is this duality of automation and innovation. You need a horizontal layering-oriented delivery mechanism for that. In fact you need even more cohesion in recruiting, in managing talent, in articulating talent, in understanding the nature of the demand and shaping the organization along with that as we evolve towards a much more agile, innovation friendly organization. As you said correctly, I am a deep believer that any large-scale system in the universe is a decentralized system with local empowerment and we have that. However from the top, we have to organize our delivery and technology along the life cycle of the services, along the nature of the services which is much more horizontal. So we achieved global scale there and you can see that in the results in the last 2.5 years. While the go-to-market and the local expertise and the industry expertise has to be delivered de-centrally, so in the last quarter we had the first quarter of our experience with the 15 new industry heads that we established. Mohit, Sandeep, Rajesh, myself as well as Ravi, Pravin and Ranga, we worked very closely with these 15 industry heads. I have had a chance to work very closely with them and really think about both the evolution of the existing account base as well as going into new accounts in a very focused and empowered kind of a way. So, I think that this combination of global scale and local empowerment is what is necessary. I think that this is a model that has worked, others in the industry are following this model and I think that it helps us to achieve this dual objective of avoiding fragmentation and achieving scale while enabling free lanes for our leaders to execute on. One more important point here is obviously that few of our new areas are software-led. As you know in our business, we have a strong concentration of clients and in total we have 1000+ clients and there is a strong concentration at the top whereas in the software business you need a larger number of clients. So we do have to organize our go-to-market in a way that we can serve the dual opportunity. As I mentioned in my commentary earlier, the Mana success in Q3 was both in Mana for IT as well as in new areas where we help bring solutions for the very first time. Similarly Skava, Edge, Panaya these apply to a much larger number of clients that we can attract with our traditional go-to-market in the services area. As we get closer to those kinds of scales which will probably happen in the next 12 to 18 months, we will enhance our go-to-market to deal with those things. But for now, I am very satisfied and I believe that this is in fact a model that others in the industry are actually emulating.

Viju George

Just one last question, Mohit you had indicated that with interest rates perking up things in financial services start looking up. How is your outlook on Europe particularly on Financial Services, is there any lingering effect post Brexit and broadly at European level also, are you seeing Europe settling down or is a sort of coming up post Brexit? Thanks.

Mohit Joshi

Hi Viju, so I think look in Europe our Financial Services performance actually has been stellar for the past 5 years. Europe has grown faster than our US business again for the past 3 to 4 years. I have no doubt that the business trend that will continue to remain strong. The only sort of visible impact at scale that we saw from Brexit was the Williams & Glyn RBS ramp-down. Other than that, we remain extremely optimistic about our European business, we have had a string of fairly significant client acquisitions, we are digging deeper into our existing clients in terms of large transformational programs. So, the Europe business outlook is very good for the next 12 months.

Moderator

Thank you. The next question is from the line of Ashish Chopra from Motilal Oswal Securities. Please go ahead.

Ashish Chopra

A couple of questions from my side. Firstly Vishal on automation while we understand it is still pretty early days and probably in the nascent stages, just wanted to get your thoughts a little bit on the competitive landscape especially in terms of the approach by some of the peers which is slightly differentiated in the sense of partnering with the automation-specific companies and products and platforms who may actually have an edge in terms of building these products over the last 7 to 10 years versus our endeavor on really going strong on Automation in the last couple of years. So do you think that competitive intensity as a result is higher that you would have to match up to in terms of capabilities?

Vishal Sikka

Ashish, that is a great question. Actually on speaking of Edge, we have the Edge. I think that is a fantastic question. So, first of all as a services company we have to always be open to partner with whatever the great software products of our times are and there is something that we absolutely will continue to be deeply committed to and never abandon. But when you think about the opportunity to bring Automation to our existing business, we do need that deep collaboration with our own engineers, whether it is our maintenance engineers or application developers or L2 and L1 support and operations engineers. To have that deep contractual understanding of what it is that they do, so that they can build the software for their unique needs. Therefore the software has to be built by us. We have to be build it in close proximity with them. Even though we have to be open to everybody’s software and in fact Ravi has done significant partnerships over the course of this quarter with new vendors in various kinds of business process and automation and so forth, we do have to build our own software. Now when you think about building our own software so that we can uniquely serve the needs of our engineers, you quickly realize that if all we did was build that software for ourselves, then we get into this kind of an inbred situation where our software is basically for ourselves and most companies in our industry are actually doing that. They are only building the software for their own services, teams and for their own existing business models whereas in order to be successful, the software has to be world class. It has to compete on its own with the outside world. It has to be able to bring the best of what is outside to its capabilities. Therefore the software also has to be independent and it cannot only be in service of our own services. It has to also be able to be software that great new applications can be built on. That is why we track the adoption of Mana both in our existing IT services as well as in new kind of applications that we have built on them. I mentioned a few really extraordinary examples that we brought to life over the course of this quarter in some really advanced areas. It is the same Mana platform for optimizing the needs of our own IT operations and the IT operations who are clients as well as building great new applications on that. I think that strategy is crucial for the success of automation adoption in our industry.

Ashish Chopra

Lastly from my side, I wanted to understand a little bit on the onsite cost structure as well. While Vishal you have been mentioning that ever since you have come in the focus on hiring locals has been a bit higher, but against that at the same time I think Ranga has been mentioning that onsite costs as a percentage of revenues have been going down and have been eating margins a little bit, so just wanted to get a bit more clarity in terms of reconciling these two as to what exactly is the strategic execution? Is it simply the role ratios that we are kind of taking care of or are there any more elements to it other than that?

Vishal Sikka

It is a complex equation. We have a very strong focus on operating within that frame with the right role ratio and the right onsite-offshore ratio. At the same time, when you introduce more local hiring that we cannot confuse the fact that local hiring equals more expensive and visa equals less expensive, this is not the case. You have to bring the right talent with the right education. Of course, education is a great equalizer and a great differentiator there. So it is a more complex equation than that and you have to do be very contextual, you have to go project after project and Ravi has an exercise where he is constantly looking at in particular in fixed priced projects, the nature of the talent, the nature of the mix and so forth and constantly optimize that.

M.D.Ranganath

Yes, Vishal. Just to add, you are right I think onsite employee cost as a percentage of revenue has been in very sharp focus for us. Remember several years ago, little over three years ago, it used to be in the range of 42% of revenue, this quarter again around 38% and there is a decline sequentially and year-on-year. I think if you look at the onsite employee cost, there are two elements. One as you rightly said, the composition is one. Role ratio composition per se is in effect not a bad thing as long as that also reflects billing rate to reflect the role ratio richness. One of the things that delivery teams are doing is they are looking at all the fixed priced projects. We have started quite a few quarters ago looking at these fixed priced projects, looking at the role ratio in those projects, especially the low margin one and see how many of those resources through automation and productivity could be shifted out to a fresh new project. That way that will address both the talent supply part as well as enhancing the margins in the current projects. I think that is one. The second one is clearly on the onset mix itself. That is harder one actually. If you look at some of the digital projects or even if you look at the user experience, digital projects, typically they are short-cycle projects and they tend to be onsite heavy, significantly. We need to kind of look at that aspect. If you look at these kind of projects, the demand for onsite talent will be high, so we have to make sure that wherever the fixed priced projects where we have potential to release people without impacting the project outcome, can they be good getting into these kind of projects. I think there is a combination of factors onsite mix as well as role ratio and looking very hard at all this fixed priced projects and see if through productivity increases can people be released onsite. We are doing all that.

Moderator

Thank you. Next question is from the line of Ashwin Mehta from Nomura Securities. Please go ahead.

Ashwin Mehta

Happy New Year to the management and thanks for the opportunity. Can you please comment on the growth outlook in the non-BFSI segments because despite RBS, BFSI seems to be doing okay, the other vertical seemed to be weak.

Vishal Sikka

Perhaps Sandeep you can explain the MRCL & Hi-tech and may be Mohit you can on Rajesh’s behalf mention ECS

Sandeep Dadlani

In Manufacturing, Retail-CPG, if you look at the macro environment actually the consumer spending in Retail has been very healthy over the holiday season. First Data reported that they had about 4.7% growth. You also see that most of that growth has come in the e-commerce channel while Bricks and Mortar retailers have really not grown very well. Department stores have declined dramatically. If you look at the disruption going on in Retail & CPG despite the healthy consumer spending, it is clear to us that the dual agendas of automation and innovation are playing out perhaps more in Retail than anywhere else. If you look at Manufacturing, the Institute of Supply Management declared that there is about 1.7% growth in the Manufacturing activity in the US, but if you look at headlines today increase of Manufacturing jobs are actually leading to increase software jobs rather than core Manufacturing jobs. Now that is a macro environment we are in. If you look at Infosys’ performance in Manufacturing, Retail, CPG, and Logistics – Q1 we had over 5% growth, Q2 was a little less than that and Q3 which is traditionally a negative quarter due to furloughs and ram downs is more or less flat in these verticals. In terms of market share in the first three quarters, you have practically captured the most market share of the incremental share available in this traditionally volatile industries. The one sub-segment that really suffered in this quarter is Hi-tech. Hi-tech did go through some seasonal weakness which is normal, but we are also seeing in Hi-tech both semiconductor companies as well as software companies going through some decline given larger trends affecting them - software companies becoming more SaaS-oriented from on-premise, and therefore, having a lower margin structure, so some of our larger software industry clients had trouble there while chip semiconductor company is getting commoditized if they do not differentiate quickly. Overall volatile verticals but I believe we are well-positioned. These clients in particular took to our new offering - Skava, Mana, Panaya, Edge more than perhaps other clients did. If you look at the CPG vertical because they are getting more and more commoditized and disintermediated, they have launched a direct-to-consumer campaign and one of our big Skava wins this time was a CPG company trying to directly link to consumers. Similarly, Mana had a huge adoption for business problems in Manufacturing and CPG as well. In summary, we think we are well-positioned with our capabilities to continue to capture market share, however, given the disruption in the industry, we will continue to expect some volatility. For Q4, we see the pipeline very healthy both in terms of large deals and new license deals across these verticals.

Rajesh has stepped out. So I will cover Energy & Utilities as well. Energy and Utility has actually saw fantastic growth this quarter. If you notice they have actually grown more than 5%. Telecom went through some specific structural challenges. There was a lot of consolidation, M&A activity in Telecom and given the changing nature of the subscription model and the consumer behavior, the weakness in Telecom played out from a cost structure perspective as well. So Telecom had specific challenges. But Energy and Utilities now given that they have hit the bottom earlier in the year, Utilities in particular is looking to completely change the consumer experience, completely change the sustainability experience across their verticals, so they are investing more in digital platforms. That is summary for those verticals.

Mohit Joshi

Finally, just to round it off, for Life Sciences and Healthcare, Life Sciences has done exceedingly well this quarter. For the whole year, we had a weak Q1 in Life Sciences but after that growth has been quite robust. Healthcare also we have done extremely well for the year and for the quarter with the one exception of a program that we were doing in our Infosys Public Service Subsidiary which has now come to an end. So you are seeing a little bit of hit from that in this quarter, but once you remove that both these verticals are also on a very good growth trajectory.

Ashwin Mehta

I just had one follow up. Given the positive commentary that you have in terms of BFSI, you seem to be positive in terms of Energy, RCL could be may be volatile, but what explains the fact that from a fourth quarter perspective, your guidance implies almost similar kind of growth if you ex-out the RBS impact. Why are we not necessarily seeing an improvement in terms of growth given the commentary that you are giving out?

Vishal Sikka

Well Ashwin, this is what we see at present. I think there are two ways to look at this. One is the industry-oriented way and the other is a service line view. As you know we mentioned earlier in Q1, beyond seasonal and these factors we had challenges in our consulting business which we have been working hard and focused on and that sort of had a dampening effect on the overall business for the course of the year and similarly Finacle, the India Business and BPO were the other focus areas that I had mentioned in the meeting that we had in Pune. I think when you look at it in service line in a global perspective, there are always these pockets that we see of headwinds and things like this and any particular client specific changes and seasonal changes and so forth. Historically, if you look at the Q4, last year we focused particularly on Q4 and made sure that it was a good one. But we have had a long history of soft performance in Q4. When we factor all of that in, this is what we see presently. But obviously we are going to be heavily focused on ensuring that the good atmosphere that we see around, the large deals wins that we had and the momentum on the new services helps us deliver strong Q4.

M.D.Ranganath

Just to add to Vishal’s point, I think as we have been saying, we are very strongly focused and we understand the importance of Q4 because exit rate of Q4 is critical for how we look at FY18. I think that is very clear that Q4 is important and the exit rate is important. I think the guidance when we gave 8-9% last quarter, it had implied certain growth rates in Q3. We have been slightly ahead of that growth rate in Q3. So that called for revision in the lower end of the guidance and also typically, in the last quarter, we tend to kind of shrink to about 0.5%. I think while the focus is clearly there, this is where the band is.

Moderator

Thank you. We take the last question from the line of Sandeep Shah from CIMB. Please go ahead.

Sandeep Shah

Dr. Sikka, just one question in terms of the journey to the digital adoption where are we in terms of the maturity level, whether the deals have gone from initial testing phase where there is a larger adoption and this is leading to an increase in the deal sizes, and secondly, I think are the clients talking about the digital working in silos at the frontend with the backend as a whole?

Vishal Sikka

Thanks Sandeep. This is getting the physical value chain transformed towards digital. It is something that is starting to become more mature as I feel. We have seen over the last several years, the development of hundreds of small companies and some larger ones that have brought software and software-based services through the digital value chain. As you know, I have always characterized digital in two completely distinct categories. One is the enabling of the online experience and the new multi-channel experiences and so forth. The other is the digitization of the physical world with the Internet of Things and the work that we do in Engineering and so forth. In both those dimensions, we have been growing extremely well. Specifically on the services and capabilities that we talked about perhaps Ravi can explain this in more detail.

Ravi Kumar S.

Specific to the digital value chain, the way I see the digital ecosystem at Infosys is everything which innovates and automates a process. Therefore it covers the entire gamut of services starting from BPO where we manage digital assets to digital experience as Vishal spoke about which is the frontend of the digital ecosystem and then there are cloud-enabled digital package applications which is work like what we do in Salesforce.com and Oracle Fusion apps and SAP cloud ecosystem and a whole bunch of other boutique cloud ecosystem company. Then there is an extended digital ecosystem into the Application Development and Maintenance world because every legacy system is going through a level of renewal, digitizing itself and innovating and automating the whole process. Then the entire infrastructure around digitizing a business process which is primarily cloud infrastructure transformation. So each one of these service lines has a constituent of digital if I may. Each one of it has a manifestation of innovating and automating everything we do of the past and that is what we believe is the digital ecosystem which in true sense is technology amplifying human experience. We keep a track of it internally and we see if we are doing enough in terms of clients, spend of clients, and the market opportunity. I believe we are quite ahead in the race and we are doing this with software and services attached to it and software which is internal to Infosys and software which is external. We remain agnostic in that sense and all of it is about growing that ecosystem and digitizing assets of clients.

Sandeep Shah

Just a follow up, is this leading to an increase in the deal sizes?

Ravi Kumar S.

The way this works is no CIO I have met in the last 12 months has actually told me that they are going to spend lot more than before. but what they have actually told me they want to do lot more than before. So they want to do more for less and every client has said that. What we have to do is to squeeze the operations lights on, maintaining applications and divert that money for newer purposes which is digitizing assets, taking workloads to the cloud, extending their enterprise by giving them new channels leveraging digital technologies, optimizing the dollar spent on technology. If you can renew those landscapes, release that capital for newer purposes, it certainly means more spend because it is going to have an impact on the top line, but no CIO per se has come and told me that they are going to spend more. They just would say we want to do more for less. What it also means that every functional area in a large corporation looks at technology strategically, which means the buyer is no longer the CIO, the buyer is actually every functional group head and that is a change all of us acknowledge in the new world of digital.

Moderator

Thank you. Ladies and Gentlemen, this was the last question for today. I would now like to hand over the floor back to Mr. Sandeep Mahindroo for his closing comments.

Sandeep Mahindroo

We would like to thank everyone for joining us today on this call and spending time with us. Thanks and have a good day.

Moderator

Thank you very much sir. Ladies and gentlemen on behalf of Infosys that concludes this Conference Call. Thank you for joining us and you may now disconnect your lines.